SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
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December 14, 2005

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dlw 12/15

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

RECEIVED
2005 DEC 15 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4985

November 16, 2005

To whom it may concern:

Company name: Unicharm Corporation
Name of representative: Takahisa Takahara,
Representative Director, President and CEO
(Code Number: 8113; first section of the Tokyo Stock Exchange)
Contact: Atsushi Iwata, Deputy Director of the Accounting Department
(Telephone: +81-3-3449-6162)

Notice of stock acquisition (making a subsidiary) of Gulf Hygienic Industries Limited

At the meeting of the board of directors held on November 16, 2005, Unicharm Corporation resolved to acquire stock of Gulf Hygienic Industries Limited and make it a subsidiary. This is to notify all persons concerned of the following:

1. Reason for stock acquisition

For absorbent products such as menstrual sanitary products and paper diapers for babies, our corporate group is aggressively accelerating its overseas operations, mainly in East Asia and ASEAN countries. The interim business performance for the most recent fiscal year ending March 2006 shows that the ratio of overseas sales to consolidated sales has risen to 25.2%.

In order to further accelerate its operations in Asia, a key strategic region in the future, Unicharm has decided to obtain 51% of the outstanding stock of Gulf Hygienic Industries Limited in Saudi Arabia from the Al Murjan group, in order to control the company as its subsidiary.

Gulf Hygienic Industries Limited, a prominent manufacturer established in 1992, has developed its business operations in absorbent products in Middle Eastern countries, especially in Saudi Arabia, and has the second largest market share of paper diapers for babies in the Middle East. Unicharm has granted technology licenses to this company from the very beginning of its establishment.

Unicharm aims to make a full-fledged entry into the market for absorbent products in the Middle East, centered around Saudi Arabia, which is expected to grow in the future. Unicharm will strive to accelerate earnings growth for its overseas operations by making Gulf Hygienic Industries Limited its group subsidiary and by generating synergies through integration of Unicharm group's capability of product development and marketing, with the selling power of Gulf Hygienic Industries Limited in the Middle East.

2. Details of the acquired subsidiary (Gulf Hygienic Industries Limited)

(1) Trade name: Gulf Hygienic Industries Limited

(2) Representative: Sheikh Sultan K. S. Mahfouz

(3) Address: P.O. Box 99883 Riyadh 11625, Kingdom of Saudi Arabia

(4) Date of establishment: June 28, 1992

(5) Main operations: Production of paper diapers for babies

(6) Fiscal year end: December 31

(7) Number of employees: 280

(8) Amount of capital: 94,000,000 SR

(9) Outstanding stocks: 94,000

(10) Major stockholder composition and ratio of possession: Al Murjan Trading and Industrial Company Limited (95%) and Al Kawthar Manufacture Company Limited (5%)

(11) Business performances in recent business years

	Year ended December 2003	Year ended December 2004
Net sales	5,702 million yen	5,955 million yen
Gross profit on sales	2,379 million yen	2,426 million yen
Operating income	376 million yen	326 million yen
Ordinary income	373 million yen	363 million yen
Net income	357 million yen	353 million yen
Total assets	2,760 million yen	3,063 million yen
Stockholders' equity	2,544 million yen	2,815 million yen

Reference: The applicable exchange rate from Saudi riyal (SR) to Japanese yen is as follows:

The year ended December 2003:

30.96 yen per SR for the profit and loss statement (average rate for the year)

The year ended December 2003:

28.56 yen per SR for the balance sheet (year-end rate)

The year ended December 2004:

28.90 yen per SR for the profit and loss statement (average rate for the year)

The year ended December 2004:

27.79 yen per SR for the balance sheet (year-end rate)

3. Companies from which the stocks are purchased

Al Murjan Trading and Industrial Company Limited

(1) Trade name: Al Murjan Trading and Industrial Company Limited

(2) Representative: Mr. Sultan Khalid. Bin. Mahfouz

(3) Address of principal office: P.O. Box 51238 Jeddah 21543

(4) Principal businesses: Export and import of food products, electronic goods, etc.

(5) Relation with Unicharm: There are no personnel or economic transactions

Al Kawthar Manufacture Company Limited

(1) Trade name: Al Kawthar Manufacture Company Limited

(2) Representative: Mr. Sultan Khalid. Bin. Mahfouz

(3) Address of principal office: P.O. Box 7771 Jeddah 21472

(4) Principal businesses: Sale of seawater desalination units

(5) Relation with Unicharm: There are no personnel or economic transactions

4. Number of stocks acquired, acquisition value, and number of stocks held before and after the acquisition

(1) Number of stocks held before the acquisition: 0 (percentage owned: 0%)
(Number of the voting stocks: 0)

(2) Number of stocks acquired: 47,940 (acquisition value: 143 million SR (approx. 4.4 billion yen))
(Number of voting stocks: 47,940)

(3) Number of stocks held after the acquisition: 47,940 (percentage owned: 51%)
(Number of the voting stocks: 47,940)

5. Schedule

November 16, 2005: Resolution is made at the meeting of the board of directors.

December 22, 2005: Scheduled purchase of the stocks.

6. Future prospects

The business results are currently being calculated. Unicharm will issue notices from time to time, if it is necessary to revise the business performance.

Consolidated Earnings for Interim Period Ended September 30, 2005

October 28, 2005

Corporate Name: Unicharm Corporation
Code Number: 8113
Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Norizumi Yoshihara, Senior Executive Officer
Telephone Number: +81-3-3447-5111
Date of Board Meeting for Book-Closing: October 28, 2005
U.S. Accounting Standards: Not adopted

1. Consolidated business results for the interim period ended September 30, 2005 (April 1, – September 30, 2005)

(1) Consolidated business results

(Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period ended September 30, 2005	129,090	6.2	13,567	(7.1)	14,056	(6.4)
Interim period ended September 30, 2004	121,550	4.6	14,605	(3.6)	15,023	(4.4)
Year ended March 31, 2005	246,050	2.5	27,284	(11.2)	27,978	(10.1)

	Net Income		Net Income per Share - basic	Net Income per Share - diluted
	Millions of yen	%	yen	yen
Interim period ended September 30, 2005	7,751	(9.3)	117.13	-
Interim period ended September 30, 2004	8,544	4.6	128.54	-
Year ended March 31, 2005	16,381	0.9	244.25	-

(Notes)
1) Equity method investment profit and loss: Interim period ended September 30, 2005 ¥24 million; Interim period ended September 30, 2004 ¥28 million; Year ended March 31, 2005 ¥105 million
2) Average number of shares (consolidated): Interim period ended September 30, 2005 66,176,856; Interim period ended September 30, 2004 66,474,413; Year ended March 31, 2005 66,473,685
3) Change in accounting methods: None
4) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Interim period ended September 30, 2005	225,146	141,964	63.1	2,171.66
Interim period ended September 30, 2004	206,818	130,297	63.0	1,960.14
Year ended March 31, 2005	215,365	137,696	63.9	2,069.30

(Note) Consolidated number of shares issued as of the end of period: Interim period ended September 30, 2005 65,371,475; Interim period ended September 30, 2004 66,473,626; Year ended March 31, 2005 66,472,140

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period ended September 30, 2005	18,397	(6,857)	(4,565)	63,849
Interim period ended September 30, 2004	8,978	(7,990)	466	45,882
Year ended March 31, 2005	20,607	(8,437)	(207)	56,359

(4) Matters related to scope of consolidation and application of equity method
Number of consolidated subsidiaries 23
Number of non-consolidated subsidiaries to which equity method is applied 0
Number of affiliates to which equity method is applied 1

(5) Change in scope of consolidation and application of equity method
Number of companies newly consolidated 1
Number of companies excluded from scope of consolidation 0
Number of companies to which equity method is newly applied 0
Number of companies excluded from scope of application of equity method 1

2. Projected consolidated business results for fiscal 2005 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year	257,000	28,400	14,000

(Ref.) Projected net income per share ¥211.93

• The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties. Please refer to pages 13 and 14 of the attached materials for the abovementioned projected business results.

1. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 23 consolidated subsidiaries and one affiliate, and operates the business of mainly manufacturing and selling personal care and pet care products and providing related services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Business Segment	Sales Category		Main Companies
Personal Care Business	Baby and child care products Feminine care products Health care products Cosmetic powder-puffs Household products, etc.	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation and three other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni-Charm Co., Ltd. P.T. Uni-Charm Indonesia Uni.Charm Molnlycke B.V. and six other companies
Pet Care Business	Pet foods Pet toiletries	Domestic	Unicharm PetCare Corporation Unicharm Products Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd.
Other Businesses	Food-wrapping Materials Materials and Components Infant Education Division Financing Operations, etc. Other	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd Kokko Paper Manufacturing Co., Ltd. and five other companies

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

Consolidated Subsidiaries

Name	Address	Main operations	Percentage of voting rights held
Unicharm Products Co., Ltd.	Shikoku Chuo-city, Ehime	Production of baby and child care products, feminine care products, etc.	100.0%
Unicharm Materials Co., Ltd.	Shikoku Chuo-city, Ehime	Production and sale of nonwoven fabric and other materials	100.0%
Kokko Paper Manufacturing Co., Ltd.	Shikoku Chuo-city, Ehime	Production, processing and sale of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuji-city, Kagawa	Printing, processing and sale of photogravures	100.0%
Unicharm PetCare Corporation	Shinagawa-ku, Tokyo	Production and sale of pet foods and pet toiletries	39.2%
Uni.Charm Mölnlycke K.K.	Minato-ku, Tokyo	Sale of adult-use incontinence products	51.0%
Uni-Charm Co., Ltd.	China	Production and sale of baby and child care products, feminine care products, etc.	52.6%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sale of baby and child care products, feminine care products, etc.	94.2%
Shanghai Uni-Charm Co., Ltd.	China	Production and sale of feminine care products, etc.	75.0%
Uni-Charm Consumer Products (China) Co., Ltd.	China	Production and sale of baby and child care products, etc.	97.1%
Uni-Charm Co., Ltd.	Korea	Production and sale of baby and child care products, feminine care products, etc.	100.0%
PT Uni-Charm Indonesia	Indonesia	Production and sale of baby and child care products, feminine care products, etc.	74.0%
Uni.Charm Mölnlycke B.V.	The Netherlands	Production supervision for baby/child care and adult-use incontinence products	60.0%
Ten other Companies			

Affiliates

Name	Address	Main operations	Percentage of ownership interest
The Fun Co., Ltd.	Sakai-city, Osaka	Services such as storage and processing of data	25.0%

2. Corporate Policies

1. Basic Corporate Policy

Upholding the management philosophy of "creating and offering first-class products and services to its customers wherever they may be," the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its ability to generate cash flows and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that would serve to integrate the pursuit and enhancement of its responsibility to society through its business activities.

2. Basic Profit-Sharing Policy

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow.

The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand investments in order to improve its earnings capabilities further.

The Company will seek to utilize its free cash flows by placing the highest priority on financing its business expansion (in Japan and abroad), R&D, and IT system upgrades from the perspective of enhancing corporate value, while acquiring treasury stocks from time to time, and paying dividends to provide returns to its esteemed shareholders. During the interim period under review, the Company acquired 1,100,000 shares of treasury stock at a total acquisition cost of ¥4,972.89 million, and the total amount of treasury stock that the Company has acquired to date reached ¥33.819 billion. The Company is as determined as always to give adequate consideration to corporate efficiency from the long-term perspective.

3. Rationale and Policy for Reduction of Minimum Stock Trading Unit

Unicharm considers it one of its major corporate tasks to enlarge its individual investor base and enhance stock liquidity, and has been taking necessary steps in that direction. The Company made it easier for individual investors to invest by reducing its minimum stock trading unit from 1,000 to 100 shares effective from August 1, 1997. The Company will continue to watch the market conditions closely and implement measures with a view to further invigorating the trading of its equity while expanding its individual investor base.

4. Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that will enable it to prevail in global competition by continuously boosting sales and income as well as improving ROE.

5. Medium and Long-Term Corporate Strategy

Aiming to boost growth in the personal care business in Asia and firmly establish a "life support" industry with the best corporate value in Asia that offers the world's premier premium-quality products and services to bring comfort, excitement and pleasure to two billion people throughout Asia, the Company launched its Sixth medium-term SAPS (Schedule-Action-Performance-Spiral) Plan in April 2004. It is a 48-month corporate initiative, which essentially comprises the following five key strategies:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing the world's first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through drastic reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

6. Challenges Facing the Company

During the interim period under review, Unicharm pushed forward its corporate reform while giving the highest priority to revitalizing the domestic market as well as accelerating market growth and expanding its overseas business, mainly in Asia. As a result, the Company was back on track to steady recovery with corporate performance bottoming out in the 4th quarter of the previous fiscal year. In the face of increasingly fierce competition in a market environment of sluggish domestic consumer spending but soaring raw material prices, the Company strived to expand sales and reduce costs with its earnings outperforming the consolidated earnings projections for the interim period under review. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses. Outside of Japan, mainly in growth markets in Asia, it will seek to establish itself as the leader in its market by aggressively developing local-area business and rapidly expanding its product lineup in a way that responds to the needs of local consumers.

7. Basic Philosophy on Corporate Governance and Current Status of Measures

(1) Basic Philosophy on Corporate Governance

Unicharm is conducting its daily corporate activities by adhering to its company credo, "achieving the proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." Generally, the subjects of corporate governance and CSR are coming under increased scrutiny by the shareholders. Recognizing that it is therefore of paramount importance to always conduct **proper corporate management** based on the aforementioned credo, while enhancing corporate value and actively fulfilling our CSR with the concerted efforts of management and the operational divisions, Unicharm is improving its corporate governance while strengthening the executive officer system further within the existing management framework of directors and auditors.

Furthermore, besides complying with domestic and overseas laws, the entire Unicharm Group also is striving to refine its corporate mission, as formulated in **the company credo** (established in 1974), **our five key tenets and principles of conduct for employees** (established in 1971; revised in 1999), **beliefs, pledges and behavioral principles for employees** (established in 1999), and the **behavioral guidelines** for the specific realization of these missions. These mission statements are the specific framework with which the Group conducts business in line with its corporate vision and ethics. The Group will also communicate these mission statements to all its directors and employees, and strive to fulfill them in order to enhance the trust of each stakeholder.

As for information disclosure, the aforementioned **beliefs, pledges and behavioral principles** specify that we proactively disclose corporate information, and strive to promote a trust-inspiring corporate management as a

"pledge to our shareholders." Under this "pledge to our shareholders," the Group will make efforts to promptly disclose accurate information to all stakeholders including the shareholders and investors, and raise the transparency of management by conducting such information disclosure comprehensively.

(2) Current implementation status of corporate governance measures

1) Management control organization and other corporate governance systems related to the corporate management's decision-making, execution and monitoring

- Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, which currently comprises six directors, 19 executive officers (including five who also serve as directors) and four auditors (including two external auditors).

- The tenure of directors is set at one year to ensure that management activities are conducted more astutely and flexibly.

- A clearer separation between the supervisory and executive functions is now ensured by having the chairman of the Board, as the head of the supervisory function, elected from among the directors not concurrently serving as executive officers. At annual board meetings, the key executive officers and managerial posts such as "president" and "managing director" are selected as the heads of their respective executive units, with the President and CEO executing operations as the head of the executive organ. Also, the Operational Executive Board was established to strengthen the directors' powers of supervision over business execution and give added impetus to a swift decision-making process on matters related to corporate business execution. The Business Execution Board, chaired by the President and CEO, is convened every month as the instrument for the standing members and their relevant divisions to promptly and properly resolve important operational issues that have been identified by the chairman with due consideration given to the prevailing business climate.

- As a company with a corporate auditor system, Unicharm does not elect external directors, but has strengthened the audit function of the Board of Auditors that oversees the Board of Directors. The Board of Auditors comprises a total of four individuals, i.e., two internal and two external auditors. The names of the two external auditors of the Company are (Mr.) Masahiko Hirata (a former director and executive vice president of Matsushita Electric Industrial Co., Ltd.) and (Mr.) Haruhiko Takenaka (a former standing auditor of Nissan Motor Co., Ltd.)

- The Company has established the Internal Auditing Office which (as the name implies) conducts internal audits. The Internal Auditing Office, comprising five persons, conducts internal audits of operational divisions, prepares internal audit reports describing discovered matters of concern and recommendations for improvement, reports these to the President and CEO, and then submits them to the Board of Auditors as well as the audited divisions themselves. If an improper matter is noted, an improvement plan is prepared and executed with the Internal Auditing Office monitoring the results of said improvement measures.

- As regards the risk management system, the Company set up a CSR Department that is in charge of across-the-board supervision of environmental responsiveness, quality assurance, compliance with the Pharmaceutical Affairs Law and relevant regulations, ensuring product safety, as well as corporate integrity and ethics, which are important issues for Unicharm's business activities, while seeking to drive home the company credo of "proper corporate management" to all employees in order to integrate the maximization of customer satisfaction and the strengthening of corporate competitiveness by striking a balance between environmental and economic necessities. Also, if for some reason there occurs a crisis that may affect the Company internally and/or externally, the Company will seek to contain any damage by rapidly and accurately assessing the situation, and by communicating to affected stakeholders in a timely and proper manner in order to fulfill the corporate social responsibility, while concurrently preparing a crisis management communication manual, delivering it to all divisions involved in operations to protect corporate value, and providing handy concise versions including guidelines, rules and environmental regulations that must be followed by all regular employees and directors.

- The Company appointed Deloitte Touche Tohmatsu as the financial auditor, and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

  <Names of certified public accountants in charge>
  Engagement partners/Managing partners: Shigeji Sugimoto, Yoshiaki Kitamura

  <Numbers of assistants for financial audit>
  5 certified public accountants, 4 junior accountants

- The Company receives advice from legal counsel on legal issues whenever necessary.

A chart showing an overview of the Company's management control mechanism is presented below:



General Meeting of Shareholders
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director & Chairman of the Board
Representative Director 1
Directors 4
Delegation of supervision, nomination and decision-making
Reporting
Executive Structure
Internal Auditing Office
Auditing
President & CEO
Directing and supervising
Reporting
Directing and supervising
Reporting
Business Execution Board
President & CEO
Executive Officers 4
Operating Officer 1
Executive Division
Executive Officer
Executive Division
Executive Officer

2) Summary of personal, capital or transactional relationships, or other interests between the Company and its external directors and auditors

- The Company does not elect external directors. Not applicable to external auditors.

3) Measures during the past year for the improvement of corporate governance

- To comply with the Personal Information Protection Law (enacted in April 2005), the Company drafted its "Unicharm Information Security Policy" in March 2005, establishing mandatory guidelines and rules that regular employees and directors alike must follow. The Company also established related requirements to ensure a comprehensive environment of information security, in which all information is retained in its original form, properly disclosed or provided only to designated persons on a "need-to-know" basis so that such information is not disclosed or provided beyond its intended usage.

- In April 2005, the Company prepared a "crisis management communication manual," disseminating it to all divisions involved in operations to protect corporate value and providing handy concise versions including

guidelines, rules and environmental regulations that must be followed in case of the occurrence of a crisis that may affect the Company internally and/or externally, affecting all regular employees and directors.

- In October 2005, the Company added another staff member to the Internal Auditing Office, thereby bringing the number of internal auditors to five. Moreover, the Internal Auditing Office was placed under the direct control of the President and CEO, aiming at further strengthening the internal auditing functions in the operating divisions.

8. Issues concerning parent companies

None (the Company has no parent company).

3. Operating Result and Financial Condition

I Operating Result

1. Summary of Interim Fiscal Period under Review

Summary of Overall Business Results (Millions of yen)

	Outlook for Interim Fiscal Period under Review	Interim Fiscal Period under Review	Outlook for Amount of Increase/ Decrease	Previous Interim Fiscal Period	Amount of Increase/ Decrease
Net Sales	125,000	129,090	4,090	121,550	7,539
Operating Income	13,400	13,567	167	14,605	(1,037)
Ordinary Income	13,300	14,056	756	15,023	(966)
Net Income	6,300	7,751	1,451	8,544	(793)

Business Results by Region (Millions of Yen)

	Net Sales (Note1)			Operating Income		
	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease
Japan	97,941	95,278	2,663	11,893	12,593	(700)
Asia	19,709	16,702	3,006	1,385	1,739	(353)
Other	11,439	9,570	1,869	274	243	31

(Note 1) Net Sales represent those to external customers.

(1) Summary of Overall Business Results for Fiscal Year under Review

Consolidated net sales for the interim fiscal period under review increased, setting a record high of ¥129 billion, up 6.2% from the previous year. In Japan, sales from our growth business area of healthcare business and pet care business grew solidly, while sales for the baby and child care and feminine care businesses decreased due to slackening demand influenced by the falling birthrate and the aging population. As a result, domestic net sales reached ¥97.9 billion, up ¥2.6 billion YOY. Sales of feminine care business and baby and child care business developed favorably in Asia, while Europe saw rises in sales of adult-use incontinence care products and paper baby diapers. As a result, net sales by our foreign subsidiaries and affiliates increased ¥4.8 billion, YOY, to ¥31.1 billion, now accounting for as much as 24% of total consolidated net sales.

As for the profit for the interim fiscal period under review, the Company saw a steady rebound with sales growing as a result of corporate efforts towards recovery in quarterly profit with performance hitting bottom during the fourth quarter of the previous year. Our proactive investment in advertising aimed at brand development pushed operating income to ¥13.5 billion yen (-7.1% YOY) and ordinary income of ¥14 billion (-6.4% YOY), both outperforming consolidated earnings forecasts for the interim period for fiscal year ending March 31, 2006, while net income was ¥7.7 billion (-9.3% YOY). Consequently, net income per share fell ¥11.41 to ¥117.13.

The interim dividend will be ¥16, which is an increase of ¥1 YOY.

(2) Summary of Business Result by Segment

1) Personal Care Business

(Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note2)	109,412	103,517	5,894	5.7
Operating Income	11,377	12,762	(1,385)	(10.9)

(Note 2) Net Sales represent those to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥109.4 billion, up 5.7% from those of the previous corresponding period. Operating income decreased to ¥11.3 billion by 10.9% or ¥1.3 billion from that of the previous corresponding period.

- **Baby and Child Care Business**

Competition intensified further while the downward slide in retail prices in the entire market began to show signs

of letting up amid the continuous decline in market demand due to the falling birthrate. In the meantime, materials cost rose, leaving the state of business stability unclear.

Despite this adverse environment, the Company as a leading enterprise is endeavoring to revitalize its market and increase its earnings with concentrated measures to promote the market penetration and expansion of its pants-type paper diaper, while constantly releasing new products and improving existing products as well as promoting aggressive market campaigns including advertising.

In recent years, product development involving consumer participation, where manufacturers address needs and reflect direct opinions of fashion-conscious consumers, has been increasingly gathering attention. Given the circumstances, the Company rolled out a campaign for ***Mamy Poko*** brand paper diapers in which consumers choose among nine Disney characters to vote on their favorite character with the most popular design would be selected as design for paper diapers and their packages, which was the first sales promotion measure of its kind in the industry.

The Company also proactively promoted sales of reasonably priced pants in M-size for the ***Mamy Poko*** Pants products in order to facilitate a business shift to value-added pants-type paper diapers.

In recent years, mothers are starting toilet training for their children at a later age than in the past, with the average age now being 30 months. Against this background, the Company released ***Trepanman Big Size*** from ***Trepanman*** series, the top brand in the toilet training pants market, to boost demand and invigorate the market. In addition, the Company introduced a line of ***Moony Man Oshirifuki*** (baby wipes) to the ***Moony Man*** brand, designed to wipe off ingrained grime that is common for children up to 3 years of age as a new product line well-suited for children in varying stages of growth.

In its overseas markets, the Company enhanced its business presence in Asia (Taiwan, the PRC, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales/marketing activities and seeking to expand and further penetrate the market for its ***Mamy Poko*** brand. In particular, its business in Thailand and Indonesia continues to expand steadily in terms of market share even after it attained the top market share in each country, thereby serving as a growth driver of its overseas business. The Company also expanded the market share in Malaysia steadily. In addition, it proactively introduced new products with enhanced product strength in China where the market has been expanding rapidly, successfully expanding sales in the country significantly.

Consequently, net sales in the baby and child care business for the interim fiscal period under review increased to ¥51.5 billion, up ¥2.4 billion from those of the previous corresponding period.

- **Feminine Care Business**

The overall domestic market for the feminine care segment remained flat as the target population is declining. Nevertheless, as the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market, based on its business philosophy of "creating comfort and freedom for women through science."

In line with the rapidly growing market for comfortable and snug-fitting slim napkins to provide comfort for women during their menstrual periods, the Company aggressively promoted sales of a new slim napkin ***Sofy Body Fit Fuwa Pita Slim***. By studying the body contours of women where the napkins come into contact, the Company adopted a ***Fuwa Pita absorber***, a swell in the center that fits female body contours and developed a new shape. In addition, the Company created a premium-type napkin category for daytime use by providing products that absorb menstrual flow regardless of volume, while providing a pleasant fit, which is revitalizing the market. In September, the Company introduced ***Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo*** with a cotton-like feel that satisfies users' taste for slim napkins and a new ***Fuwa Pita absorber*** form that fits in the space between the body and the napkin (often a cause of leakage during the night), with backflow protection. As a result, ***Sofy Body Fit Fuwa Pita Slim*** series has turned into the brand for reducing the physical as well as emotional stress and constraints that women suffer, for more relief and comfort.

Moreover, the Company introduced a ***Sofy Panty Liner Zero-Taikan Relax Aroma no Kaori*** from ***Sofy Panty***

Liner Zero Taikan series of the panty liner category in Japan, striving to establish a new position in, as well as grow, the panty liner market.

Unicharm continued to be actively involved in a variety of informative activities related to menstruation.

Sanitary tampons are well-developed sanitary products with a risk of leakage of only about one-fifth that of napkins, and the users seldom experience any dislocation or need to worry about odors because they absorb menstrual flow inside the body. However, the usage of sanitary tampons remains only about 30% of all hygiene products in Japan, where as that in Europe is more than 60%, leaving a large potential for Japanese market. The Company provided education on effective use to promote usage of sanitary tampons to provide comfort for women during menstrual period. For example it released ***Charm Nameraka Slim Tampon Trial Pack*** to promote use of sanitary tampons, as well as distributing leaflets ***Tampon Hajimete Book*** over the counter targeting consumers who feel uneasy about using tampons, developing advertising to provide information on how to use sanitary tampons at every life stage and rolling out a campaign where consumers can actually try out the tampons. Through these activities that only Unicharm with its full-line feminine care products can implement, the Company worked to disseminate correct information on feminine care products and secured the top share in the domestic feminine care products market.

Turning to the overseas markets, the new 35-centimeter-long version of night-use products, launched in Asian countries, drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. Unicharm firmly maintained its No.1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout mainland China as a result of its effort for expanding the market share by enhancing the competitiveness of new products for night-use and panty liners as it had done in ASEAN countries. As a result, net sales in the feminine care business for the interim fiscal period under review increased ¥800 million to ¥29.8 billion compared with the previous corresponding period.

- **Health Care Business**

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did during the interim fiscal period under review. While the rapidly-aging population ensured solid market growth (as shown in the demographic data in the white paper on aging society, compiled by the Japanese Cabinet Office, that the percentage of people over 65 reached 20% in 2005), Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

Given the advancing super-aging population and the implementation of revisions to the three major policies of the elderly care insurance system (protection from need of nursing care, care for elderly household by their grown-up children; and care for dementia patients) there is an expectation for "incontinence care that helps maintain the remaining abilities of the care-receivers and alleviates the mental stress of care-givers" and "incontinence care that takes into account the peculiar characteristics of dementia patients." Based on newly developed concepts to meet the expectation of society, the Company segmented the market into smaller sections in harmony with ADL (Activity of Daily Living), launched new products suitable for each segment, and offered better incontinence care for care receivers to help them maintain their independence and dignity and alleviate their mental stress. By doing this, the Company has increased sales.

In the severe incontinence care products market, the Company released an improved version of ***Lifree Sitting-Comfort Pads*** to help the bedridden rise from their beds. It also released an improved ***Lifree – All Night Relief Pads*** with extra absorbency to allow all users and their care-givers to sleep soundly throughout the night without the need to worry about leakage. In addition, Unicharm introduced ***Lifree – Nyotori Pad Nashidemo Chojikan Anshin Pants***, suitable for the users such as dementia patients without need for *Nyotori Pads* and ***Lifree Pants Yo Nyotori Pad Chojikan Suwattemo Anshin*** and ***Lifree Pants Yo Nyotori Pad Yoruyo Donna Shiseidemo Hitobanju Anshin*** for users capable of sitting and standing with assistance.

In the light incontinence care market where two-digit growth is being sustained, the Company promoted a shift to exclusive products for incontinence care by taking advantage of popular ***Charm-Nap*** brand. As for ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra Absorbency***, the Company adopted renewed packages in blue colors to help consumers to better understand "comfort with strong absorbency" that is a characteristic of

the products. Commemorating the renewal of the products, it rolled out a ***Charm-Nap Happy Blue present campaign*** where winners in a sweepstakes received vouchers for domestic hotels that are popular among women, or iPod mini units, focusing on stimulating purchase of non-users and developing a potential market.

Elsewhere, Unicharm is trying to enhance the value of ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services extending from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

Starting in the second quarter, Unicharm made into a subsidiary Unicharm Molnlycke K.K., an affiliate of the Company and a joint venture with SCA in Sweden for selling ***TENA*** brand paper diapers for adults in Japan. Although the Company has already attained the No.1 share in the market for paper diapers for adults over-the-counter and in hospitals and nursing-care facilities under ***Lifree*** brand, it will strive to accelerate the growth of adult-use paper diapers business for hospitals and nursing care facilities with the concerted efforts of the entire Unicharm group by achieving business synergy of the two companies to strengthen both ***Lifree*** and ***TENA*** brands in the Japanese adult-use paper diapers market with potential for long-term growth in the face of the seriously aging population.

On the overseas front, following its release in Taiwan, Unicharm launched Lifree in Thailand in May 2003, thereby accelerating penetration of the ***Lifree*** brand in both countries. The sales of adult-use pants-type paper diapers are also expanding mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, it sought to expand sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Handy Wet***, the first-in-the-industry wet towelettes that come in slim and bottle-type containers with a one-push-open feature.

The Company also released ***Cookup Shakitto Shokkan Sheet***, a product developed utilizing the technology of nonwoven fabric to preserve freshness of vegetables for use in regular households. By introducing this innovative sheet that allows users to enjoy the fresh texture of vegetables even after a week by simply laying the product under the vegetables when preserving them in plastic bags for the refrigerator, the Company proposed a new custom of food preservation in the household kitchen goods market and created demand.

For ***Wave Pyu-Pyutto Mop***, a new type of a spray-type floor mop that allows users to eject a special liquid merely by pulling a lever and easily wipe large expanses like a living room, the Company rolled out a "¥1,000 cash-back campaign" targeting all users who purchased the product during the summer, when people often wipe the floors of their houses with floor cloths. Through this campaign, the Company successfully led the entire market for sheet cleaners to expand, increased users and created new demand.

2) Pet Care Business (Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note3)	14,284	12,609	1,675	13.3
Operating Income	1,675	1,205	470	39.1

(Note 3) Net Sales represent those to external customers.

Sales in the pet care segment during the interim fiscal period under review increased 13.3% YOY to reach ¥14.2 billion, and operating income rose ¥400 million to ¥1.6 billion.

In the pet food segment of Pet Care Business, which is operated by Unicharm PetCare Corporation, a consolidated subsidiary of the Company, efforts were made for enhancing and promoting sales of products in differentiated categories, such as ***Aiken Genki Ginno-Sara***, a gourmet dog food that dogs are glad to eat every day, a premium cat food ***Neko Genki Ginno-Spoon***, ***Aiken Genki for older dogs over 11 years of age*** and

Gains Pakkun for dogs over 11 years of age and cat food ***Neko Genki for cats over 11 years of age***, suitable for the increasing number of dogs and cats advanced in age. In addition, the Company newly released ***Unicharm Pet Care Supplement*** to support pet health more proactively.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of the products that cater to recent needs presented by an increase in indoor pet-keeping. This product category includes ***Deo-Sheet*** to dispose excrement of dogs, ***One-Week Disinfectant Super Deo-Sheet*** to dispose excrement of cats and "disposable diapers for pets" to respond to increasing needs for caring incontinence of aging pets.

3) Other Businesses (Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease	Percentage of Increase/ Decrease (%)
Net Sales (Note 4)	5,393	5,423	(30)	(0.6)
Operating Income	507	616	(109)	(17.7)

(Note 4) Net Sales represent those to external customers.

Sales in other business segments for the interim fiscal period under review amounted to ¥5.3 billion, down 0.6% YOY, and operating income amounted to ¥500 million yen.

In the food-wrapping materials business, catering to supermarkets and other food-related outlets, the Company focused on expanding sales of a tray mat ***Fresh Master*** and professional-quality ***Wave*** by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

2. Outlook for Fiscal 2006

(Millions of Yen)

	Outlook for Fiscal 2005	Fiscal 2004	Amount of Increase/ Decrease	Percentage of Increase/Decrease (%)
Net Sales	257,000	246,050	10,949	4.5
Operating Income	28,500	27,284	1,215	4.5
Ordinary Income	28,400	27,978	421	1.5
Net Income	14,000	16,381	(2,381)	(14.5)
Net Income per Share	211.93	244.25	(32.32)	(13.2)

Both corporate business results and consumer spending in Japan have continued well, but the stiffening competition is expected to keep the Company in the middle of a trying business environment. In Asia, competition among global brands should also intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth Medium-term SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses while absorbing the impacts of higher raw material costs that are anticipated due to increases in crude oil prices.

In the baby and child care business in Japan, Unicharm will release an improved version of ***Mamy Poko*** with a feature to notify timing of changing diapers at a glance as well as a new baby Mickey Mouse design. The Company will also improve ***Mamy Poko Pants*** by adopting a standard Mickey Mouse design for diapers and their packages to make them more attractive products and allowing users to change diapers pleasantly. For the Moony brand, Unicharm will release improved versions of ***Moony Oshiri Pure*** and ***Moony Nobiru Fit*** with 1.5 times air permeability for softer feel for delicate skins of babies. In addition, the Company will introduce a revised ***Moony Man*** with a new ***Funwari Touch Gather*** that ensures comfort for active babies. Through the introduction of these new products, the Company will strive to expand sales and strengthen its earnings by revitalizing its market presence.

In the feminine care business, the Company will focus on sales of premium products primarily through night-use napkins led by a new ***Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo***. In addition, the Company will roll out

a "Sofy Body Fit 10th anniversary campaign" to stimulate consumer appetite to expand sales. In the panty liner category, Unicharm will introduce an improved version of ***Sofy Panty Liner Natural Air Cotton***, as well as proposing products by segment, in an aim of accelerating growth of the panty liner market. For ***Sofy Body Peace Set***, a trial set for the next-generation new style feminine care product, the Company will newly introduce a set that includes six plus one sheets of the panty liner to promote trial purchases, with an aim of creating a third market segment of sanitary products apart from napkins and tampons.

In the healthcare segment, the Company will endeavor to fine-tune its approach to increasingly diversified customer needs by offering upgraded product feature of the ***Lifree*** brand based on its proprietary concept of continence care and by deploying its abundant and industry-leading product line. At the same time, it will step up its informative activities related to continence rehabilitation care and endeavor to expand its business operation ahead of the market. In the fast-growing light incontinence care product market, the Company will newly introduce ***Charm Nap Kyusui Sara Fit Panty Liner*** with a new concept, where users are able to care both vaginal discharge and urinary leakage with panty liners, to create a new market. The Company will also release an improved version of ***Unicharm Superdimensional Mask for Colds*** that has attracted popular support with its strong moisturizing action and excellent protection from viruses to enhance its product strength and brand power.

In the clean & fresh segment, the Company will enhance the function of ***Wave Handy Wiper*** from ***Wave*** brand that suggest a new cleaning practice with disposable cleaners. It will also work on the development of proactive measures to promote sales of the product in time for the demand of the end-of-year season for cleaning goods and anti-allergen preparation for pollen.

In the pet care business, Unicharm will make every effort to increase sales and earnings by expanding the lineup of pet toiletries, based on its core technologies in unwoven fabric and absorbent materials, and by boosting and aggressively marketing the lineup of high-performance and high value-added products in response to the changing pet food market needs in Japan which are increasingly characterized by such keywords as "senior," "indoor pet-keeping," "smaller pet size" and "overweight."

On its overseas market front, Unicharm will accelerate the expansion of the night-use napkins primarily through ***Sofy*** brand of its feminine care business in China and ASEAN countries. In the baby and child care business, the Company will drive market expansion and brand penetration by proactively marketing its Mamy Poko brand. In the health care segment, it will seek to build a third pillar for its overseas business by actively marketing its Lifree brand diapers for adults in Taiwan and Thailand.

In light of the abovementioned endeavors, Unicharm expects to report consolidated sales of ¥257.0 billion for the fiscal 2005 (up 4.5% YOY), operating income of ¥28.5 billion (up 4.5% YOY), ordinary income of ¥28.4 billion (up 1.5% YOY) and net income of ¥14.0 billion (down 14.5% YOY). Consequently, net income per share is expected to be ¥211.93, a YOY decrease of ¥32.32.

As originally planned, Unicharm plans to pay a full-year dividend of ¥32 per share including the interim dividend of ¥16 per share, ¥2 more per share than that distributed in the previous fiscal year.

II Financial Condition

1. Overview for Interim Fiscal Period under Review

(Millions of Yen)

	Interim Fiscal Period under Review	Previous Fiscal Year	Increase/ Decrease
Total Assets	225,146	215,365	9,781
Shareholder's Equity	141,964	137,696	4,267
Shareholder's Equity Ratio	63.1	63.9	(0.9)

(Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Increase/ Decrease
Cash Flows from Operating Activities	18,397	8,978	9,419
Cash Flows from Investing Activities	(6,857)	(7,990)	1,132
Cash Flows from Financing Activities	(4,565)	466	(5,032)
Balance of Cash and cash Equivalents as of the End of the period	63,849	45,882	17,967

Total assets for the interim fiscal period under review amounted to ¥225.1 billion as the combined result of an increase from the previous year-end of ¥17.5 billion in cash and deposits and a decrease of ¥3.8 billion in marketable securities. Shareholders' equity increased to ¥141.9 billion mainly as a result of an increase of ¥7.1 billion in retained earnings. Consequently, equity ratio became 63.1%, down 0.9 points from that of the previous fiscal year-end.

Cash flows from operating activities increased ¥9.4 billion YOY to ¥18.3 billion. Income before tax and other adjustments amounted to ¥14.4 billion and depreciation expense ¥6.1 billion.

Cash flows from investing activities turned to a negative ¥6.8 billion. Capital expenditures increased to ¥7.8 billion, up ¥0.8 billion from those of the previous year-end. Main capital expenditures included equipment additions to support the Company's business expansion abroad, equipment introductions to boost new products in its core businesses, equipment renovations to support product improvements, etc.

Cash flows from financing activities turned to a negative ¥4.5 billion due primarily to the acquisition of treasury stocks of ¥4.9 billion, etc.

As a result, the outstanding balance of cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥63.8 billion, up ¥7.4 billion from that of the previous year-end.

2. Prospect for Fiscal 2005

With respect to cash flows from operating activities, the Company expects to see an increase in income before tax and other adjustments primarily as a result of increased sales.

As to cash flows from investing activities, the Company plans to continue investing actively in capital expenditures including equipment additions to support its business expansion abroad, equipment introductions to boost new products in its core businesses, and equipment renovations to support product improvements.

Consequently, the Company expects to see the outstanding balance of cash and cash equivalents as of the end of this fiscal year-end increase year on year, and will continue to make every effort to strengthen its financial structure.

3. Trend of Cash flow-Related Benchmarks

	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005	Interim Fiscal Period ended Sept. 30, 2005
Equity Ratio (%)	58.4	60.2	59.2	63.9	63.1
Equity Ratio based on fair value (%)	136.8	167.3	158.4	148.5	144.7
Number of year for debt redemption (years)	0.4	0.3	0.2	0.2	0.2
Interest coverage ratio	70.1	74.5	124.2	77.2	89.2

(Notes)

Equity ratio:	Shareholders' equity / total assets
Equity ratio based on market value:	Total market capitalization
Number of year for redemption:	Interest-bearing debt / operating cash flows
Interest coverage ratio:	Operating cash flows / interest payments

*1. Each benchmark is computed on the basis of consolidated financial figures.

2. Total market capitalization is computed by multiplying the closing stock quotation as of the end of the fiscal year or period with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years or periods.

3. "Operating cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debt" include all of the debt reported on the consolidated balance sheets as of the end of the fiscal years or periods on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.

4. To permit consistent annualized comparisons, the amount of operating cash flows for the interim period is doubled in the computation of "Number of years for debt redemption."

4. Consolidated Financial Statements, etc.

(1) Interim Consolidated Balance Sheet

(Millions of yen)

Item \ Period	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2005)		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2004)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	177,530	52.2	91,951	44.5	104,657	48.6
Cash and deposits	63,864		32,382		46,358	
Notes and accounts receivable	28,155		26,963		29,076	
Marketable securities	8,052		16,705		11,914	
Inventories	12,896		11,595		12,072	
Other current assets	4,674		4,443		5,362	
Allowance for bad debts	(113)		(138)		(127)	
II Fixed assets	107,615	47.8	114,866	55.5	110,707	51.4
1. Tangible fixed assets	72,648	32.3	76,174	36.8	72,798	33.8
Buildings and other structures	22,085		23,577		22,361	
Machinery, equipment and vehicles	37,589		37,462		38,615	
Land	10,048		11,547		9,930	
Construction in progress	1,560		2,622		511	
Other tangible fixed assets	1,365		965		1,379	
2. Intangible fixed assets	2,104	0.9	2,579	1.2	2,337	1.1
3. Investments and other assets	32,863	14.6	36,112	17.5	35,571	16.5
Investment securities	28,726		27,769		28,745	
Other investments	4,999		9,361		7,791	
Allowance for bad debts	(862)		(1,018)		(964)	
Total Asset	225,146	100.0	206,818	100.0	215,365	100.0

(Millions of yen)

Item \ Period	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2005)		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2004)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
I Current liabilities	63,004	28.0	60,577	29.3	59,745	27.7
Notes and accounts payable	25,092		23,613		23,856	
Short-term bank loans	8,131		6,306		5,903	
Current portion of corporate bonds	-		1,000		1,000	
Accrued expenses	17,627		18,382		19,889	
Accrued corporate income tax	5,282		4,807		2,846	
Reserve for bonus payment	3,149		3,352		2,963	
Other current liabilities	3,722		3,115		3,286	
II Long-term liabilities	9,963	4.4	8,573	4.1	8,776	4.1
Long-term debt	223		448		344	
Provision for severance benefits	5,002		4,474		4,845	
Provision for Directors' severance bonus	1,100		1,147		1,178	
Other long-term liabilities	3,635		2,502		2,408	
Total liabilities	72,967	32.4	69,150	33.4	68,522	31.8
Minority interests	10,241	4.5	7,369	3.6	9,146	4.3
Shareholders' equity						
I Common stock	15,992	7.1	15,992	7.7	15,992	7.4
II Additional paid-in capital	18,590	8.3	18,590	9.0	18,590	8.6
III Retained earnings	121,596	53.9	109,166	52.8	114,411	53.1
IV Land revaluation difference	(309)	(0.1)	(1,904)	(0.9)	(309)	(0.1)
V Unrealized gains on available-for-sale securities	5,313	2.4	3,377	1.6	3,934	1.8
VI Foreign currency translation adjustment	(2,119)	(0.9)	(2,809)	(1.3)	(2,799)	(1.3)
VII Treasury stocks	(17,099)	(7.6)	(12,116)	(5.9)	(12,123)	(5.6)
Total shareholders' equity	141,964	63.1	130,297	63.0	137,696	63.9
Total liabilities, minority interests and shareholders' equity	225,146	100.0	206,818	100.0	215,365	100.0

(2) Interim Consolidated Statement of Income

(Millions of yen)

Item \ Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2005)		Previous Interim Consolidated Fiscal Period (April 1-September 30, 2004)		Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	129,090	100.0	121,550	100.0	246,050	100.0
II Cost of sales	72,974	56.5	67,514	55.5	137,341	55.8
Gross profit	56,116	43.5	54,035	44.5	108,709	44.2
III Selling, general and administrative expenses	42,548	33.0	39,430	32.5	81,424	33.1
Operating income	13,567	10.5	14,605	12.0	27,284	11.1
IV Non-operating income	947	0.8	916	0.8	1,639	0.7
Interest received	184		168		331	
Dividend received	94		53		175	
Other non-operating income	668		694		1,133	
V Non-operating expenses	458	0.4	498	0.4	945	0.4
Interest paid	123		153		315	
Sales discount	253		216		457	
Other non-operating expenses	81		128		173	
Ordinary income	14,056	10.9	15,023	12.4	27,978	11.4
VI Extraordinary profit	906	0.7	3,945	3.3	5,627	2.3
VII Extraordinary loss	498	0.4	3,589	3.0	5,009	2.1
Income before taxes and other adjustments	14,464	11.2	15,380	12.7	28,597	11.6
Corporate income tax, inhabitant tax and business tax	5,557	4.3	4,582	3.8	7,984	3.2
Adjustments on corporate income tax, etc.	260	0.2	1,419	1.2	2,663	1.1
Minority interests in net income	893	0.7	833	0.7	1,567	0.6
Net income	7,751	6.0	8,544	7.0	16,381	6.7

(3) Consolidated Statement of Retained Earnings

(Millions of yen)

Item / Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2004)	Condensed Consolidated Statement of Retained Earnings for Previous Consolidated Fiscal Year (from April 1, 2004-March 31, 2005)
	Amount	Amount	Amount
Capital surplus			
I Capital surplus at beginning of period	18,590	18,590	18,590
II Capital surplus at end of period	18,590	18,590	18,590
Retained earnings			
I Retained earnings at beginning of period	114,411	101,831	101,831
II Retained earnings increases	8,290	8,544	16,381
Net income	7,751	8,544	16,381
Increase in retained earnings for change in fiscal period of consolidated subsidiaries	539	-	-
III Retained earnings decreases	1,106	1,209	3,801
Dividend	997	930	1,927
Directors' bonus	109	130	130
Reversal of land revaluation difference	-	148	1,743
IV Retained earnings at end of period	121,596	109,166	114,411

(4) Interim Consolidated Statement of Cash Flows

(Millions of Yen)

Item / Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2004)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
	Amount	Amount	Amount
I Cash flows from operating activities			
Income before tax and other adjustments	14,464	15,380	28,597
Depreciation expense	6,164	5,919	12,329
Gain on agency return of employees' pension fund	-	(3,886)	(3,886)
Increase (decrease) in allowance for bad debts	(116)	(58)	(123)
Increase (decrease) in reserve for employee severance benefits	157	437	808
Increase (decrease) in reserve for directors' severance bonus	(77)	23	54
Receipt of interest and dividend	(279)	(222)	(506)
Payment of interest	123	153	315
Gain on sales of investment securities	(849)	-	-
Gain on sales of fixed assets	(22)	(3)	(1,195)
Loss on disposal of fixed assets	282	789	1,557
Loss on asset impairment	-	2,247	2,247
(Increase) decrease in trade receivables	917	2,052	(60)
(Increase) decrease in inventories	(719)	826	348
Increase (decrease) in trade payables	1,122	(2,377)	(2,134)
Increase (decrease) in other current liabilities	(343)	(3,110)	(1,044)
Other	447	(84)	(2,248)
Sub-total	21,270	18,087	35,057
Amount of interest and dividend received	279	227	383
Amount of interest paid	(103)	(132)	(266)
Amount of corporate tax, etc. paid	(3,048)	(9,204)	(14,566)
Cash flows from operating activities	18,397	8,978	20,607
II Cash flows from investing activities			
Expenditure on acquisition of marketable securities	(16,455)	(1,007)	(1,570)
Income from sale and redemption of marketable securities	12,753	2,014	4,102
Expenditure on acquisition of tangible fixed assets	(7,830)	(7,017)	(13,064)
Income from sale of tangible fixed assets	553	426	4,646
Expenditure on acquisition of intangible fixed assets	(144)	(264)	(673)
Expenditure on acquisition of investment securities	(1,752)	(3,005)	(3,010)
Income from sale and redemption of investment securities	2,647	1,012	1,015
Income from cancellation of insurance reserve fund	2,929	-	-
Income from share acquisition of subsidiaries for change in consolidated scope	455	-	-
Other	(14)	(148)	116
Cash flows from investing activities	(6,857)	(7,990)	(8,437)
III Cash flows from financing activities			
Net increase in short-term bank loans	2,727	1,828	1,031
Income from incurrence of long-term debt	20	25	25
Expenditure on repayment of long-term debt	(128)	(125)	(253)
Expenditure on redemption of corporate bonds	(1,000)	-	-
Income from receipt of payment from minority shareholders	-	-	1,255
Payment for purchases of shares in subsidiaries from minority shareholders	(132)	-	-
Expenditure on acquisition of treasury stocks	(4,975)	(7)	(15)
Amount of dividend paid	(992)	(930)	(1,927)
Amount of dividend paid to minority shareholders	(84)	(323)	(323)
Cash flows from financing activities	(4,565)	466	(207)
IV Currency translation effect on cash and cash equivalents	145	(5)	(37)
V Increase (decrease) in cash and cash equivalents	7,118	1,448	11,925
VI Amount of cash and cash equivalents outstanding at beginning of period	56,359	44,434	44,434
VII Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	371	-	-
VIII Amount of cash and cash equivalents outstanding at end of period	63,849	45,882	56,359

Matters affecting the Preparation of Interim Consolidated Financial Statements

1. Matters related to the scope of consolidation
   All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 23
   Names of main subsidiaries: Unicharm Products Co., Ltd.
   Unicharm PetCare Corporation
   Uni-Charm Co., Ltd.
   United Charm Co., Ltd.
   Shanghai Uni-Charm Co., Ltd.
   Uni-Charm (Thailand) Co., Ltd.
   Uni-Charm Consumer Products (China) Co., Ltd.
   Uni. Charm Mölnlycke B.V.

   The following company, which was an equity-method affiliated company, has become a consolidated subsidiary since the beginning of the current consolidated fiscal year:
   Unicharm Molnlycke K.K.

2. Application of equity method
   Number of affiliates to which equity method was applied: 1
   Name of main affiliate: The Fun Co., Ltd.

3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries
   Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company
   The interim fiscal closing date for nine of our foreign subsidiaries and for one of our domestic subsidiaries is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.
   The interim fiscal period closing date for United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other companies has been changed from June 30 to September 30 since the beginning of the current consolidated fiscal year.
   The Company recorded an increase in retained earnings of ¥539 million for the quarter from January 1, 2005 through March 31, 2005 (due to the change of the interim fiscal period closing date as described above) as an "Increase in retained earnings for change in fiscal period of consolidated subsidiaries" in the Consolidated Statement of Retained Earnings for the Interim Fiscal Period. In addition, the Company records an increase in cash and cash equivalents of ¥371 million for the aforementioned period as "Increase in cash and cash equivalents for change in fiscal period of consolidated subsidiaries" in the Consolidated Statement of Cash Flows for the Interim Fiscal Period.

4. Matters related to accounting standard
   (1) Standard and method of valuation of important assets
   1) Marketable securities (including investment securities)
   Held-to-maturity bonds
   Amortized cost method (straight-line method)
   Other marketable securities
   Marketable securities with fair market value
   Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)
   Marketable securities without fair market value
   To be stated at cost based on the moving-average method

   2) Inventories
   Products and merchandise
   Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

Raw materials

Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

Work in process

Stated at cost based on the periodic average method

Supplies

Stated at cost based on the periodic average method

3) Derivative transactions

Stated at market value based on the market price, etc. as of interim fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but for the Company and subsidiaries in Japan, straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-15 years

2) Intangible fixed assets

By straight-line method

5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

(3) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the interim fiscal period under review is appropriated.

3) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the interim fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated

The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.

Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

4) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.

(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen

Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as

gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.

(5) Method of treating important lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(6) Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts, etc.

2) Method and subject of hedging

Method of hedging	Exchange contracts
Subject of hedging	Scheduled foreign currency-denominated transactions

3) Hedging policy

For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the principal amount of the hedge method and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(7) Other important matters for preparation of interim consolidated financial statements

Accounting treatment of Consumption Tax, etc.

For accounting purposes, amounts on the consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5. Scope of funds in the interim consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

Notes

(Interim Consolidated Balance Sheet)

(Millions of Yen)

	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Interim Consolidated Fiscal Period	End of the Previous Consolidated Fiscal Year
1. Accumulated depreciation on tangible fixed assets	105,164	98,577	101,178

2. Guarantee obligations of companies other than consolidated subsidiaries for borrowings from financial institutions

	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Interim Consolidated Fiscal Period	End of the Previous Consolidated Fiscal Year
Clean Plaza Co-op	194	-	164

(Interim Consolidated Statement of Income)

(Millions of Yen)

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
1. Breakdown of main items in selling, general and administrative expenses			
Sales-related transportation expense	7,412	6,568	13,844
Sales promotion expense	12,876	11,437	24,309
Advertising expense	4,540	4,695	10,218
Employees' salaries and bonus	3,992	3,449	8,763
Amount newly positioned as provision for employees' bonus	1,525	1,861	1,495
Amount newly positioned as provision for severance benefits	450	503	1,037
Amount newly positioned as provision for directors' severance bonus	21	29	59
Depreciation expense	711	954	1,754

(Millions of Yen)

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
2. Breakdown of main items in extraordinary profit			
Gains on sales of fixed assets	22	3	1,195
Income from welfare pension fund government refund	-	3,886	3,886
Gains on sales of investment securities	849	-	-

(Millions of Yen)

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
3. Breakdown of main items in extraordinary loss			
Losses on disposal of fixed assets	282	789	1,557
Impairment losses	-	2,247	2,247
Amount allocated as provision for severance benefits	-	546	951
Amount allocated as allowance for bad debts	-	-	41
Sales promotion expense for the past fiscal year	164	-	-
Loss on change in equity interest	51	-	-

(Interim Consolidated Statement of Cash Flows)

(Millions of Yen)

Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and the amount of items listed on the consolidated balance sheet:

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
Cash and deposits	63,864	32,382	46,358
Marketable securities	8,052	16,705	11,914
Total	71,916	49,088	58,273
Term deposits with terms exceeding three months	14	0	9
Beneficiary certificates of securities investment trust	8,052	3,205	1,904
Cash and cash equivalents	63,849	45,882	56,359

(Lease Transactions)

No entry here due to detailed disclosure on EDINET

5. Segment Information

(1) Segment Information by Business Type

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	109,412	14,284	5,393	129,090	-	129,090
(2)Internal sales or transfers across segments	25	-	2	27	(27)	-
Total	109,437	14,284	5,395	129,117	(27)	129,090
Operating expenses	98,060	12,608	4,888	115,557	(34)	115,522
Operating income	11,377	1,675	507	13,560	7	13,567
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	126,679	15,715	24,166	166,561	58,584	225,146
Depreciation Expense	5,898	135	130	6,164	-	6,164
Capital Expenditure	7,447	416	112	7,976	-	7,976

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	103,517	12,609	5,423	121,550	-	121,550
(2)Internal sales or transfers across segments	21	-	16	38	(38)	-
Total	103,539	12,609	5,439	121,588	(38)	121,550
Operating expenses	90,776	11,404	4,823	107,005	(59)	106,945
Operating income	12,762	1,205	616	14,583	21	14,605
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	123,002	13,625	28,626	165,254	41,563	206,818
Depreciation Expense	5,598	134	186	5,919	-	5,919
Capital Expenditure	6,961	92	228	7,282	-	7,282

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	208,016	26,806	11,227	246,050	-	246,050
(2)Internal sales or transfers across segments	42	-	18	60	(60)	-
Total	208,058	26,806	11,246	246,111	(60)	246,050
Operating expenses	184,808	24,191	9,876	218,876	(110)	218,765
Operating income	23,250	2,614	1,370	27,235	49	27,284
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	126,622	16,419	25,612	168,653	46,711	215,365
Depreciation Expense	11,624	252	452	12,329	-	12,329
Loss on asset impairment	-	-	2,247	2,247	-	2,247
Capital Expenditure	13,169	273	295	13,737	-	13,737

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   - (1) Personal care: Baby and child care products, feminine care products, health care products
   - (2) Pet care: Pet foods, pet toiletries
   - (3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.

3. The Company-wide assets included in "Elimination or Company-wide" mainly comprise cash and deposits, securities, and investment securities of the parent company, and the amounts are as follows.

Interim Consolidated Fiscal Period under Review	¥85,707 million
Previous Interim Consolidated Fiscal Period	¥69,128 million
Previous Consolidated Fiscal Year	¥75,993 million

(2) Segment Information by Region

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	97,941	19,709	11,439	129,090	-	129,090
(2) Internal sales or transfers across segments	2,019	1,301	-	3,320	(3,320)	-
Total	99,961	21,010	11,439	132,411	(3,320)	129,090
Operating expenses	88,067	19,625	11,164	118,857	(3,335)	115,522
Operating income	11,893	1,385	274	13,553	14	13,567
II. Assets	197,262	30,005	15,837	243,105	(17,958)	225,146

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	95,278	16,702	9,570	121,550	-	121,550
(2) Internal sales or transfers across segments	3,765	934	-	4,699	(4,699)	-
Total	99,044	17,636	9,570	126,250	(4,699)	121,550
Operating expenses	86,450	15,897	9,326	111,675	(4,729)	106,945
Operating income	12,593	1,739	243	14,575	29	14,605
II. Assets	116,930	26,150	11,378	154,458	52,359	206,818

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	192,002	34,638	19,409	246,050	-	246,050
(2) Internal sales or transfers across segments	6,759	2,671	-	9,431	(9,431)	-
Total	198,762	37,310	19,409	255,482	(9,431)	246,050
Operating expenses	175,081	34,224	18,898	228,204	(9,439)	218,765
Operating income	23,681	3,085	510	27,277	7	27,284
II. Assets	115,830	27,891	14,114	157,835	57,529	215,365

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia: Taiwan, China, Korea, Thailand, etc.
   (2) Others: The Netherlands, etc.
3. The Company-wide assets included in "Elimination or Company-wide" mainly comprise cash and deposits, securities, and investment securities of the parent company, and the amounts are as follows.
   Interim Consolidated Fiscal Period under Review ¥85,707 million
   Previous Interim Consolidated Fiscal Period ¥69,128 million
   Previous Consolidated Fiscal Year ¥75,993 million

(3) Overseas Sales

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005) (Millions of Yen)

	Asia	Other	Total
I. Overseas sales	19,775	12,700	32,476
II. Consolidated sales	-	-	129,090
III. Overseas sales as a percentage of consolidated sales (%)	15.3	9.8	25.2

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) (Millions of Yen)

	Asia	Other	Total
I. Overseas sales	16,616	13,163	29,779
II. Consolidated sales	-	-	121,550
III. Overseas sales as a percentage of consolidated sales (%)	13.7	10.8	24.5

Previous Consolidated Fiscal Year (April 1, 2004 - March 31, 2005) (Millions of Yen)

	Asia	Other	Total
I. Overseas sales	34,755	24,612	59,367
II. Consolidated sales	-	-	246,050
III. Overseas sales as a percentage of consolidated sales (%)	14.1	10.0	24.1

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
(1) Asia: Taiwan, China, Korea, Thailand, etc.
(2) Others: The Netherlands, USA, etc.

6. Marketable Securities

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2005)

1. Held-to-maturity bonds with market value (Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value (Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,477	12,053	9,576
2) Bonds	13,964	13,372	(591)
3) Other	1,149	1,149	0
Total	17,590	26,575	8,984

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	901
Corporate bonds	900
Other	4,868
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	281
Other	168

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2004)

1. Held-to-maturity bonds with market value (Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value (Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,478	8,971	6,493
2) Bonds	13,988	13,199	(788)
3) Other	995	995	0
Total	17,461	23,165	5,704

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	903
Corporate bonds	1,707
Foreign bonds	1,000
Other	579
Other marketable securities	
Preferred stocks	13,500
Unlisted stocks	3,000
Other (except OTC stocks)	281

As of End of Previous Consolidated Fiscal Year (March 31, 2005)

1. Held-to-maturity bonds with market value (Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	(0)
Total	10	10	(0)

2. Other marketable securities with market value (Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,479	9,802	7,323
2) Bonds	13,976	13,307	(668)
3) Other	1,560	1,560	0
Total	18,016	24,670	6,654

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	902
Corporate bonds	904
Other	318
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281
Other	175

7. Derivative Transactions

No entry here due to detailed disclosure on EDINET

8. Production, Orders (received) and Sales

(1) Production Results

(Millions of Yen)

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2004 - March 31, 2005)
	Amount	Amount	Amount
Personal Care	110,924	101,702	207,019
Pet Care	14,086	12,946	27,154
Others	5,265	5,191	10,941
Total	130,276	119,840	245,115

(Notes) 1. The foregoing amounts are expressed in sales price.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

(Millions of Yen)

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2003 - March 31, 2005)
	Amount	Amount	Amount
Personal Care			
Baby and child care products	51,519	49,071	98,444
Feminine care products	29,895	29,059	56,237
Others	27,997	25,387	53,334
Sub Total	109,412	103,517	208,016
Pet Care	14,284	12,609	26,806
Others	5,393	5,423	11,227
Total	129,090	121,550	246,050

(Note) The foregoing amounts do not include Consumption Tax, etc.

Non-Consolidated Earnings for Interim Period Ended September 30, 2005

October 28, 2005

Corporate Name: Unicharm Corporation
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/) Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Norizumi Yoshihara, Senior Executive Officer Telephone Number: +81-3-3447-5111
Date of Board Meeting for Book-Closing: October 28, 2005 Disbursement of dividends: Yes
Date of interim dividend disbursement to be started: December 9, 2005 Odd-stock system adoption: Yes (1 unit: 100 shares)

1. Non-consolidated business results for the interim period ended September 30, 2005 (April 1 – September 30, 2005)

(1) Non-consolidated business results

(Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period ended September 30, 2005	80,908	(2.9)	5,766	(7.5)	8,428	(0.3)
Interim period ended September 30, 2004	83,346	4.8	6,231	(7.9)	8,457	(7.2)
Year ended March 31, 2005	165,132	(0.2)	10,358	(29.3)	14,775	(20.8)

	Net Income		Net Income per Share
	Millions of yen	%	yen
Interim period ended September 30, 2005	5,560	12.0	84.02
Interim period ended September 30, 2004	4,962	(15.6)	74.66
Year ended March 31, 2005	9,434	(19.1)	140.57

(Notes) 1) Average number of shares (non-consolidated) Interim period ended September 30, 2005 66,176,856
Interim period ended September 30, 2004 66,474,413 Year ended March 31, 2005 66,473,685
2) Change in accounting methods None
3) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Dividends

	Interim Dividend per Share	Annual Dividend per Share
	yen	yen
Interim period ended September 30, 2005	16.00	-
Interim period ended September 30, 2004	15.00	-
Year ended March 31, 2005	-	30.00

(3) Non-consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Interim period ended September 30, 2005	140,399	109,688	78.1	1,677.93
Interim period ended September 30, 2004	136,702	104,795	76.7	1,576.50
Year ended March 31, 2005	139,884	108,805	77.8	1,635.50

(Note) 1) Number of shares issued as of the end of period Interim period ended September 30, 2005 65,371,475
Interim period ended September 30, 2004 66,473,626 Year ended March 31, 2005 66,472,140
2) Number of treasury stock as of the end of the period Interim period ended September 30, 2005 3,610,116
Interim period ended September 30, 2004 2,507,965 Year ended March 31, 2005 2,509,451

2. Projected non-consolidated business results for fiscal 2005 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Net Income	Annual Dividend per Share	
				Year-end Dividend	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full Fiscal Year	169,000	13,500	9,100	16.00	32.00

(Ref.) Projected net income per share ¥137.47

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

9. Interim Non-consolidated Financial Statements, etc.

(1) Interim Non-Consolidated Balance Sheet

(Millions of yen)

Item / Period	End of Interim Non-consolidated Fiscal Period under Review (as of September 30, 2005)		End of Previous Interim Non-consolidated Fiscal Period (as of September 30, 2004)		Condensed Non-consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	77,758	55.4	67,415	49.3	72,961	52.2
Cash and deposits	50,707		23,280		34,839	
Notes receivable	206		248		233	
Accounts receivable	13,829		16,548		16,235	
Marketable securities	6,892		15,710		10,343	
Inventories	1,304		1,545		343	
Other current assets	4,827		10,083		10,975	
Allowance for bad debts	(10)		(2)		(10)	
II Fixed assets	62,640	44.6	69,287	50.7	66,922	47.8
1. Tangible fixed assets	6,937	4.9	9,612	7.0	6,935	5.0
Buildings	2,145		3,234		2,212	
Other fixed assets	3,486		5,274		3,486	
Construction in progress	1,305		1,103		1,236	
2. Intangible fixed assets	1,999	1.4	2,415	1.8	2,284	1.6
3. Investments and other assets	53,704	38.3	57,259	41.9	57,702	41.2
Investment securities	44,339		43,018		43,871	
Long-term loans	1,215		1,305		1,253	
Stocks of affiliates	7,099		-		7,099	
Other investments	4,658		14,204		8,033	
Allowance for bad debts	(816)		(985)		(916)	
Allowance for valuation loss on investments in affiliates	(2,792)		(282)		(1,638)	
Total Assets	140,399	100.0	136,702	100.0	139,884	100.0

(Millions of yen)

Item \ Period	End of Interim Non-consolidated Fiscal Period under Review (as of September 30, 2005)		End of Previous Interim Non-consolidated Fiscal Period (as of September 30, 2004)		Condensed Non-consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
I Current liabilities	23,988	17.1	25,453	18.6	24,414	17.4
Notes payable	67		187		93	
Accounts payable	9,273		9,414		10,775	
Accrued expenses	9,928		11,116		11,253	
Accrued corporate income tax	2,675		2,121		-	
Reserve for bonus payment	1,311		1,422		1,210	
Other current liabilities	732		1,191		1,081	
II Long-term liabilities	6,721	4.8	6,454	4.7	6,664	4.8
Provision for severance benefits	3,926		3,510		3,867	
Provision for Directors' severance bonus	1,006		1,049		1,072	
Other long-term liabilities	1,788		1,893		1,725	
Total long-term liabilities	30,710	21.9	31,907	23.3	31,078	22.2
Shareholders' equity						
I Common stock	15,992	11.4	15,992	11.7	15,992	11.4
II Additional paid-in capital	18,590	13.2	18,590	13.6	18,590	13.3
Capital reserve	18,590		18,590		18,590	
III Retained earnings	87,224	62.1	80,871	59.2	82,751	59.2
Earned reserve	1,991		1,991		1,991	
Voluntary reserve	76,005		71,012		71,012	
Unappropriated retained earnings	9,227		7,867		9,747	
IV Land revaluation difference	(309)	(0.2)	(1,904)	(1.4)	(309)	(0.2)
V Unrealized gains on available-for-sale securities	5,289	3.8	3,360	2.5	3,903	2.8
VI Treasury stocks	(17,099)	(12.2)	(12,116)	(8.9)	(12,123)	(8.7)
Total shareholders' equity	109,688	78.1	104,795	76.7	108,805	77.8
Total liabilities and shareholders' equity	140,399	100.0	136,702	100.0	139,884	100.0

(2) Interim Non-consolidated Statement of Income

(Millions of yen)

Item \ Period	Interim Non-consolidated Fiscal Period under Review (April 1-September 30, 2005)		Previous Interim Non-consolidated Fiscal Period (April 1-September 30, 2004)		Condensed Non-consolidated Statement of Income for Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	80,908	100.0	83,346	100.0	165,132	100.0
II Cost of sales	50,351	62.2	52,942	63.5	104,898	63.5
Gross profit	30,557	37.8	30,403	36.5	60,234	36.5
III Selling, general and administrative expenses	24,790	30.7	24,172	29.0	49,875	30.2
Operating income	5,766	7.1	6,231	7.5	10,358	6.3
IV Non-operating income	2,746	3.4	2,306	2.7	4,563	2.7
Interest received	37		36		80	
Interest on securities	154		145		293	
Dividend income	2,281		1,785		3,786	
Other non-operating income	273		340		403	
V Non-operating expenses	84	0.1	80	0.1	147	0.1
Interest paid	33		36		70	
Other non-operating expenses	50		43		77	
Ordinary income	8,428	10.4	8,457	10.0	14,775	8.9
VI Extraordinary profit	853	1.1	2,215	2.7	3,411	2.1
VII Extraordinary loss	1,366	1.7	3,264	3.9	5,298	3.2
Income before taxes and other adjustments	7,915	9.8	7,407	8.9	12,888	7.8
Corporate income tax, inhabitant tax and business tax	2,997	3.7	1,898	2.3	2,252	1.4
Adjustments on corporate income tax, etc.	(642)	(0.8)	546	0.6	1,200	0.7
Net income	5,560	6.9	4,962	6.0	9,434	5.7
Profits brought forward	3,667		3,052		3,052	
Withdrawal reduction of revaluation difference for land	-		148		1,743	
Interim dividends	-		-		997	
Unappropriated retained earnings	9,227		7,867		9,747	

Matters affecting the Preparation of Interim Non-consolidated Financial Statements

1. Standard and method of valuation of assets
   (1) Marketable securities (including investment securities)
       Held-to-maturity bonds
           Amortized cost method (straight-line method)
       Stocks of subsidiaries and affiliates
           Stated at cost based on the moving-average method
       Other marketable securities
           Marketable securities with fair market value
               Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)
           Marketable securities without fair market value
               To be stated at cost based on the moving-average method
   (2) Inventories
       Stated at cost based on the periodic average method
   (3) Derivative transactions
       Stated at market value based on the market price, etc. as of interim fiscal closing date

2. Method of depreciation of depreciable assets
   Tangible fixed assets
       By declining-balance method, but straight-line method is applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998
       Standard useful years are as follows:
           Buildings: 3-50 years
   Intangible fixed assets
       By straight-line method
       5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

3. Appropriation standard applicable to provisions
   (1) Allowance for bad debts
       In order to provide for losses from bad debts, the Company appropriates estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables.

   (2) Allowance for valuation loss on investments in affiliates
       In order to provide for the reduction of value in investments in affiliates, an amount corresponding to the reduction in net assets was recorded.

   (3) Provision for employees' bonus
       In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the interim fiscal period under review is appropriated.

   (4) Provision for employees' severance benefits
       For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated.
       The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference.
       Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

   (5) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

4. Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen
Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.

5. Method of treating lease transactions
The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

6. Other important matters for preparation of interim non-consolidated financial statements
Accounting treatment of Consumption Tax, etc.
For accounting purposes, amounts on the non-consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.
Consumption taxes paid and those received are balanced out and included in other current liabilities.

Change in the presentation method

(Balance sheet for the interim fiscal period)

"Investment in affiliated companies," which was included in the previous interim fiscal period as part of "Other investments" under "Investments and other assets" (¥5,194 million for the previous interim fiscal period), has been recorded separately from the beginning of the interim fiscal period under review because the amount exceeded 5% of Total Assets.

Notes

(Non-consolidated Balance Sheet)

(Millions of Yen)

	End of the Interim Non-consolidated Fiscal Period under Review	End of the Previous Interim Non-consolidated Fiscal Period	End of the Previous Non-consolidated Fiscal Year
1. Accumulated depreciation on tangible fixed assets	6,297	6,714	6,051

2. Description of equity	End of the Interim Non-consolidated Fiscal Period under Review	End of the Previous Interim Non-consolidated Fiscal Period	End of the Previous Non-consolidated Fiscal Year
Number of authorized shares	275,926,364	196,390,411	196,390,411
Total number of outstanding shares	68,981,591	68,981,591	68,981,591

Note: The articles of incorporation of the Company stipulate that whenever there is any retirement of shares, the number of shares will be decreased accordingly.

3. Guaranteed obligations

(1) Guaranteed obligations for affiliates' borrowings from financial institutions

	End of the Interim Non-consolidated Fiscal Period under Review	End of the Previous Interim Non-consolidated Fiscal Period	End of the Previous Non-consolidated Fiscal Year
Unicharm PetCare Corporation	-	1,000	1,000

(2) Balance of claims for warranty liabilities for latent defects resulting from business transfer

	End of the Interim Non-consolidated Fiscal Period under Review	End of the Previous Interim Non-consolidated Fiscal Period	End of the Previous Non-consolidated Fiscal Year
Unicharm Eduo Co., Ltd.	-	84	82

(Interim Non-consolidated Statement of Income)

(Millions of Yen)

	Interim Non-consolidated Fiscal Period under Review	Previous Interim Non-consolidated Fiscal Period	Previous Non-consolidated Fiscal Year
1. Depreciation			
Tangible fixed assets	313	343	699
Intangible fixed assets	390	522	886

(Millions of Yen)

	Interim Non-consolidated Fiscal Period under Review	Previous Interim Non-consolidated Fiscal Period	Previous Non-consolidated Fiscal Year
2. Breakdown of main items in extraordinary profit			
Income from welfare pension fund government refund	-	2,165	2,165
Gain on the reversal of allowance for bad debts	16	49	56
Gain on sales of investment securities	834	0	0
Gains on sales of fixed assets	1	-	1,188

(Millions of Yen)

	Interim Non-consolidated Fiscal Period under Review	Previous Interim Non-consolidated Fiscal Period	Previous Non-consolidated Fiscal Year
3. Breakdown of main items in extraordinary loss			
Amount allocated as allowance for valuation loss on investments in affiliates	1,154	68	1,424
Loss on disposal of fixed assets	47	0	38
Loss on sale of fixed assets	-	668	918
Impairment losses	-	2,247	2,247
Amount allocated as provision for severance benefits	-	278	484
Sales promotion expense for the past fiscal year	164	-	-

(Lease transactions)

No entry here due to detailed disclosure on EDINET

10. Marketable Securities

Interim Non-consolidated Fiscal Period under Review (as of September 30, 2005)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	18,699	17,552

Previous Interim Non-consolidated Fiscal Period (as of September 30, 2004)

The Company does not own stocks of subsidiaries and affiliates with significant market value.

Previous Non-consolidated Fiscal Year (as of March 31, 2005)

Securities

Refers to stocks of subsidiaries with market value. The Company does not own stocks of affiliates with market value.

(Millions of yen)

Type	Balance sheet amount	Market value	Difference
Stocks of subsidiaries	1,146	17,398	16,251